Filed Pursuant to Rule 253(g)(2)
File No. 024-11057

RSE ARCHIVE, LLC

SUPPLEMENT NO. 2 DATED APRIL 30, 2021

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 19

DATED MARCH 17, 20201

This Supplement No.2 dated April 30, 2021, supplements the Post-Qualification Offering Circular Amendment No. 19 of RSE Archive, LLC (the “Company”) dated March 17, 2021 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on March 17, 2021 and qualified on March 29, 2021, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 2 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 2, capitalized terms used in this Supplement No. 2 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 2 is solely to update the disclosure in the Offering Circular with respect to a particular Series of the Company and such Series’ Underlying Asset.  As a result, the Asset Description and details contained in the Master Series Table with respect to “#1776 / Series 1776 Declaration of Independence” is replaced in its entirety with the information contained in this Supplement No. 2. Except as specifically set forth in this Supplement No. 2, the Offering Circular remains unchanged.

INTERESTS IN SERIES COVERED BY THIS SUPPLEMENT

Series	Qualification Date	Underlying Asset	Agreement Type	Status	Opening Date	Closing Date	Offering Price per Interest	Minimum / Maximum Membership Interests	Minimum / Maximum Offering Size	Sourcing Fee
#1776	1/8/2021	July 16, 1776 Exeter, New Hampshire broadside of the Declaration of Independence	Purchase Agreement	Open	4/27/2021	Q2 2021 or Q3 2021	$25.00	64,000 / 80,000	$1,600,000 / $2,000,000	$514,400

DESCRIPTION OF SERIES 1776 DECLARATION OF INDEPENDENCE

Investment Overview

•Upon completion of the Series #1776 Offering, Series #1776 will purchase a July 16, 1776 Exeter, New Hampshire broadside of the Declaration of Independence as the Underlying Asset for Series #1776 (The “Series 1776 Declaration of Independence” or the “Underlying Asset” with respect to Series #1776, as applicable), the specifications of which are set forth below.

•The Declaration of Independence is a document adopted by the Continental Congress on July 4, 1776 which explains the causes that made it necessary for the American Colonies to leave the British Empire, details principles thought to be self-evident by the standards of then-governing theory, and announces the official severing of all ties between the American Colonies and the British Empire.

•The first official printing of the Declaration of Independence was known as the “Dunlap Broadside” and was printed on July 4-5, 1776. After these editions came broadsides (single sheets) printed by other printers, either as official “state” versions or for their own purposes, often with the printer’s name identified at the bottom of the sheet. Though the July 16, 1776 Exeter, New Hampshire broadside of the Declaration of Independence does not include a printer’s name, it has been attributed to Robert Luist Fowle.

•The Underlying Asset consists of a July 16, 1776 Exeter, New Hampshire broadside copy of the Declaration of Independence.

Asset Description

Overview & Authentication

•The Declaration of Independence, along with the U.S Constitution and the Bill of Rights, are known collectively as the Charters of Freedom.

•The Second Continental Congress met on May 10, 1775 after King George III had failed to reply to the petition for redress of grievances set forth by the First Continental Congress.

•From 1775 to 1788, the Second Continental Congress gradually took on the responsibilities of a national government, establishing the Continental Army and its own currency, as well as a post office for the “United Colonies.”

•In August 1775, a British proclamation declared that the American Colonies were “engaged in open and avowed rebellion.”

•In January 1776, Thomas Paine published “Common Sense” a pro-independence pamphlet that was widely sold and helped sway many colonists to the inevitability of independence.

•In May 1776, the Continental Congress learned that Britain had negotiated treaties with German states to hire mercenaries to fight in America.

•The Privateering Resolution was passed in March 1776, allowing colonists "to fit out armed vessels to cruize [sic] on the enemies of these United Colonies."

•On May 15, 1776, the Virginia Convention passed a resolution that instructed delegates sent to the Continental Congress on behalf of Virginia to propose U.S. independence.

•In Philadelphia on June 7, 1776, Richard Henry Lee, a Virginian delegate to the Continental Congress, made a clear call for independence, reading his resolution beginning: “Resolved: That these United Colonies are, and of right ought to be, free and independent States, that they are absolved from all allegiance to the British Crown, and that all political connection between them and the State of Great Britain is, and ought to be, totally dissolved.” This became known as the Lee Resolution.

•After the Lee Resolution, a “Committee of Five” was appointed to draft a statement presenting the colonies’ case for independence. These five men were John Adams of Massachusetts, Roger Sherman of Connecticut, Benjamin Franklin of Pennsylvania, Robert R. Livingston of New York, and Thomas Jefferson of Virginia, who wrote the document with corrections from Franklin and Adams.

•On July 1, 1776, the Continental Congress reconvened, with 12 of the 13 colonies adopting the Lee Resolution (New York abstained from voting). They then began consideration of the Declaration of

Independence, resulting in slight alterations and deletions, but ultimately adopting the document in the late morning of July 4 after spending all of the previous day in deliberations.

•The Declaration of Independence contains five parts: the introduction, which states that the document will “declare” the “causes” making independence necessary; the preamble, which sets out principles “already recognized to be ‘self-evident’ by most 18th-century Englishmen;” a two-section body, providing evidence of the abuses perpetuated by the British Empire unto the colonies and the unwillingness of their “British brethren” to engage in any redress of their grievances; and the conclusion, which declares that having sufficiently explained the conditions which make independence necessary, and shown that these conditions exist in America, the colonies are to be independent states and free from all allegiance to the British Crown.

•The first printing of the Declaration of Independence was undertaken by John Dunlap, the official printer to the Continental Congress. It is not known how many copies Dunlap printed on July 4 and 5, though the number has been estimated to be around 200.

•There are 26 copies known to exist of this edition printed by Dunlap, which has come to be referred to as the “Dunlap Broadside.” 21 of these are owned by American institutions, two by British institutions, and three by private owners.

•By July 6, Benjamin Towne, the printer of the Pennsylvania Evening Post, obtained a copy of the text of the Declaration of Independence and printed it as front-page news, which is the way many Americans would have read the text of the document.

•After Dunlap, other printers began to publish their own broadside (single-sheet) copies, for their own purposes as well as for “official” state purposes. These broadsides often included the printer’s name and location at the bottom of the sheet.

•Approximately 103 July 1776 printings exist today, with roughly 20 copies held in private hands.

•Robert Luist Fowle was an Exeter, New Hampshire printer and Loyalist, who printed a broadside copy of the Declaration of Independence despite his political views.

•Charles Toppan (1796-1874) was an engraver and printer originally from Newburyport, Massachusetts who opened an engraving business in Philadelphia in 1829 that engraved and printed notable U.S. stamps. Toppan was also a founder of the American Bank Note Company. Toppan lived in Newburyport, six miles south of Exeter.

•Richard Noxon Toppan, son of Charles, was born in Philadelphia on October 17, 1836 and was a trustee of the American Bank Note Company.

•On July 16, 1776, New Hampshire’s future governor, John Taylor Gilman, read the contents of the declaration to citizens of Exeter from a broadside printing.

•In 1949, Michael Walsh catalogued existing broadsides and identified variants in the Harvard Library Bulletin. In his article “Contemporary Broadsides of the Declaration of Independence,” Walsh classifies the broadsides printed in Exeter on July 16, 1776 as one variant. Since then, this variant has been known as “Walsh 15.”

•There are currently approximately four known copies of Walsh 15 broadsides in private hands, including the Underlying Asset. Other copies of the same variant (Walsh 15) are currently held in institutions such as Yale University and the Library of Congress.

•Two copies of the Walsh 15 Broadside variant (Skinner-Christie’s & Goodspeed-Sang-Streeter) appear to be in inferior condition relative to the Underlying Asset. Specifically, the former appears to bear extensive soiling/staining and the latter appears to bear considerably more staining and infilling than the Underlying Asset. The relatively inferior condition of these two copies is also suggested by the lack of a qualitative description of condition in prior auction listings. When listing a document for auction, descriptions generally seek to highlight positive information available about the asset, including provenance and condition, which makes the lack of any condition grade a potential signal as to the quality of the document.

•The Underlying Asset has been examined by Larry Sullivan, former head of Rare Books and Special Collections at the Library of Congress.

Notable Features

•The Underlying Asset consists of a July 16, 1776 Exeter, New Hampshire broadside copy of the Declaration of Independence.

•The Underlying Asset does not include the printer’s name at the bottom, but has been attributed to Robert Luist Fowle by Michael Walsh in an article entitled “Contemporary Broadsides of the Declaration of Independence” in the Harvard Library Bulletin’s Winter 1949 issue.

•The Underlying Asset was passed down through generations of the family of Charles Toppan, before its acquisition in 2009.

•The Underlying Asset is one of an estimated twenty July 1776 printings of the Declaration of Independence held in private hands.

•The Underlying Asset was displayed at the National Constitution Center from approximately June 12, 2009 to February 28, 2012.

•The Underlying Asset has never been publicly sold.

•The Underlying Asset is a “Walsh 15” variant broadside.

•The Underlying Asset is in two-column format, and is sized approximately 15 1/8 inches by 19 5/8 inches.

•The Underlying Asset has been qualitatively described as “Fine” by Larry Sullivan, a document expert and former head of Rare Books at the Library of Congress.

•The Underlying Asset was inspected by Seth Kaller, an expert in Declaration of Independence broadsides who regularly works with the National Constitution Center and the Smithsonian Institution. Kaller opined that the Underlying Asset is “one of the finest copies extant, with robust paper and excellent printing detail.”

Notable Defects

•The Underlying Asset bears pin holes in three of its corners, a possible indication that this broadside may have been posted publicly.

•The Underlying Asset bore a tear in its upper-left corner which has since been infilled.

•The Underlying Asset bears light spotting and toning, and bears a water stain on its lower-right margin.  This water mark does not appear to affect the text.

•The Underlying Asset bears an ink blot at the center horizontal fold.

Historical Public Sales

•Historically, each broadside variant of the Declaration of Independence appears to have experienced appreciation over time with annualized returns of between approximately 8.27 and 11.86%.

•To our knowledge, there have been six public sales of the Walsh 15 Broadside variant.

•The Goodspeed-Sang-Streeter & Skinner-Christie’s copies, which appear to be in relatively inferior condition to the Underlying Asset, appear to have collectively sold publicly five times within the last 53 years with annualized returns of approximately 9.1% from approximately 2010 through 2021 and approximately 9.0% from approximately 1967 through 2021.

•The only other Walsh 15 Broadside (described as “Very Good”) that based on condition reports from publicly available auction records appears to be in comparable condition to the Underlying Asset, sold once publicly for $390,750 in 2000.

•Using historical sales of July 1776 broadsides, each variant’s IRR can be calculated by comparing the first recorded and most recent public auction results.

•Using this methodology, the average IRR appears to be 10.09% and the median IRR appears to be 9.74%.

Dunlap

Year	Sale Price	Year	Make
1891	$ 325.00	1776	Dunlap Broadside (1st printing)
1969	$ 404,000.00	1776	Dunlap Broadside (1st printing)
1975	$ 92,000.00	1776	Dunlap Broadside (1st printing)
1982	$ 313,500.00	1776	Dunlap Broadside (1st printing)
1983	$ 412,500.00	1776	Dunlap Broadside (1st printing)
1990	$ 1,595,000.00	1776	Dunlap Broadside (1st printing)
1991	$ 2,420,000.00	1776	Dunlap Broadside (1st printing)
2000	$ 8,140,000.00	1776	Dunlap Broadside (1st printing)

1st Official Massachusetts

Year	Sale Price	Year	Make
1915	$ 195.00	1776	Massachusetts Broadside printed July 20, 1776 /26
1984	$ 15,400.00	1776	Massachusetts Broadside printed July 20, 1776 /26
1989	$ 42,000.00	1776	Massachusetts Broadside printed July 20, 1776 /26
2004	$ 456,000.00	1776	Massachusetts Broadside printed July 20, 1776 /26
2016	$ 514,000.00	1776	Massachusetts Broadside printed July 20, 1776 /26
2018	$ 1,185,000.00	1776	Massachusetts Broadside printed July 20, 1776 /26

New York

Year	Sale Price	Year	Make
1920	$ 810.00	1776	New York Broadside printed July 11, 1776; 1st official NY
2017	$ 1,800,000.00	1776	New York Broadside printed July 11, 1776; 1st official NY

New England

Year	Sale Price	Year	Make
1934	$ 210.00	1776	First New England printing, Newport, RI printed "June" 13, 1776 (Printer's Error)
1991	$ 88,000.00	1776	First New England printing, Newport, RI printed "June" 13, 1776 (Printer's Error)
2002	$ 367,000.00	1776	First New England printing, Newport, RI printed "June" 13, 1776 (Printer's Error)

1st Massachusetts

Year	Sale Price	Year	Make
1964	$ 3,300.00	1776	Massachusetts Broadside (first declaration Broadside printed in Massachusetts)
1978	$ 10,000.00	1776	Massachusetts Broadside (first declaration Broadside printed in Massachusetts)
1981	$ 6,600.00	1776	Massachusetts Broadside (first declaration Broadside printed in Massachusetts)
2010	$ 572,500.00	1776	Massachusetts Broadside (first declaration Broadside printed in Massachusetts)

Exeter, NH

Year	Sale Price	Year	Make
1967	$ 9,000.00	1776	Exeter, NH Broadside printed July 16, 1776 (Goodspeed-Sang-Streeter)
1978	$ 9,500.00	1776	Exeter, NH Broadside printed July 16, 1776 (Goodspeed-Sang-Streeter)
2000	$ 390,750.00	1776	Exeter, NH Broadside printed July 16, 1776
2010	$ 380,000.00	1776	Exeter, NH Broadside printed July 16, 1776 (Skinner-Christie's)
2021	$ 990,000.00	1776	Exeter, NH Broadside printed July 16, 1776 (Skinner-Christie's)
2021	$ 930,000.00	1776	Exeter, NH Broadside printed July 16, 1776 (Goodspeed-Sang-Streeter)

Boston

Year	Sale Price	Year	Make
1990	$ 93,500.00	1776	First Boston printing
2007	$ 693,500.00	1776	First Boston printing
2009	$ 722,500.00	1776	First Boston printing

Details

Series 1776 Declaration of Independence
Title	Declaration of Independence
Edition	Exeter, New Hampshire Broadside
Printer	Robert Luist Fowle
Date	July 16, 1776
Provenance	Charles Toppan
Rarity	1 of approximately 20 July 1776 printings held in private hands

Depreciation

The Company treats Memorabilia Assets as a collectible asset and therefore will not depreciate or amortize the Series 1776 Declaration of Independence going forward.